Mail Stop 4561

July 26, 2006

VIA USMAIL and FAX (702) 921-5158

Mr. Jonathan G. Arens
Chief Financial Officer
Desert Capital REIT, Inc.
1291 Galleria Drive, Suite 200
Henderson, Nevada 89014

   Re: **Desert Capital REIT, Inc.**
      Form 10-K for the year ended December 31, 2005
      Filed on March 14, 2006
      File No. 000-51344

Dear Mr. Jonathan G. Arens:

  We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

  In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 27

1.   Tell us how you considered Item 305(a) of Regulation S-K in regards to
        disclosing the quantitative disclosures about market risk.

Financial Statements and Notes

Consolidated Statements Of Operations, page 29

2.   You present Funds From Operations per share on the face of your consolidated
        Statements of Operations.   Tell us how you considered Item 10 (e)(1)(ii)(c) of
        Regulation S-K in determining this presentation was appropriate.

Note 1 – Description of Business and Basis of Presentation, page 32

3.   We note that you acquired a controlling interest in Consolidated Mortgage during
        the second quarter of 2005. Please explain to us your basis in GAAP for
        consolidating the operations of Consolidated Mortgage as of January 1, 2005.

4.   Please provide us with a reconciliation of the total $13.5 million purchase price of
        Consolidated Mortgage to the assets and liabilities acquired. Tell us what
        consideration you have given to disclosing this information in your financial
        statements. Additionally, tell us what consideration was given to allocating a
        portion of the purchase price to other identifiable intangible assets apart from
        goodwill such as customer lists and customer relationships. Reference is made to
        paragraph 39 of SFAS 141 and EITF 02-17.

5.   We note that you issued stock as part of the purchase of Consolidated Mortgage.
        Tell us how you considered the disclosure requirements of paragraph 51(d) of
        SFAS 141.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 33

6.   You accrue interest on outstanding principal balances on a monthly basis.   Please
        provide and consider disclosing your method for accruing interest.   Tell us how
        your method is consistent with the guidance provided in paragraphs 18 – 20 of
        SFAS 91.

7.   Loan brokerage fees are recognized as income upon funding of the loans.   These
        loan brokerage fees result from the operations of Consolidated Mortgage, which
        obtains their income primarily through loan originations.   Please distinguish loan
        brokerage fees from loan originations fees and tell us how you considered the
        guidance in paragraphs 5 – 7 of SFAS 91 in determining the appropriate
        accounting of these fees.

8.   Service and other loan fees are recognized upon collection.   Please tell us the
        nature of these fees and your basis in GAAP for your accounting of these fees.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please file your responses on EDGAR.
Please understand that we may have additional comments after reviewing your responses
to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosures in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosures, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

-   the company is responsible for the adequacy and accuracy of the disclosures in
    the filings;

-   staff comments or changes to disclosures in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filings; and

-   the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant